METEN EDTECHX EDUCATION GROUP LTD.

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

VIA EDGAR

May 20, 2021

Mr. Daniel Morris

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Meten EdtechX Education Group Ltd. Registration Statement on Form F-3 (File No. 333-256087) Request for Acceleration of Effectiveness

Dear Mr. Morris:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Meten EdtechX Education Group Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated to, and that the Registration Statement become effective at, 5:00p.m., Eastern Time, on May 21, 2021, or as soon thereafter as practicable.

Very truly yours,

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer